

August 7, 2014

<u>**Via Email**</u>
Brian Baker
J.P. Morgan Chase Commercial Mortgage Securities Corp.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> Re: **J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 28, 2014**
>   **JPMBB Commercial Mortgage Securities Trust 2013-C12**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 333-165147-07 and -08**

Dear Mr. Baker:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief